Exhibit 99.2
SEANERGY ANNOUNCES ACQUISITION OF ITS FIRST THREE DRY BULK VESSELS
August 29, 2008 — Athens Greece — Seanergy Maritime Corp. (AMEX: SRG; SRG.U; SRG.W) announced today that it has completed the acquisition, through its wholly owned subsidiary, Seanergy Maritime Holdings Corp., and its designated nominees, of the first three of six dry bulk carriers to be acquired pursuant to the Master Agreement dated May 20, 2008. The Company took delivery of two 2008 Built Supramax vessels, the M/V Davakis G. and the M/V Delos Ranger, and the Handysize M/V African Oryx.
The M/V Davakis G. and the M/V Delos Ranger each have a capacity of 54,000 dwt and are chartered at a rate of $60,000 per day until on or about September 2009 respectively. The M/V African Oryx, built in 1997, has a capacity of 24,110 dwt and is chartered at a rate of $30,000 per day until on or about September 2009. Each of the vessels are chartered to South African Marine Corporation, an affiliate of the Restis family.
The Company’s Chairman, Mr. Georgios Koutsolioutsos added: “As the Chairman of Seanergy, I am very proud that as of today we will be an operating company in this attractive shipping sector. Our strategic vision is to position Seanergy among the shipping industry leaders and generate shareholder value for the long term.”
Dale Ploughman, the Company’s Chief Executive Officer stated: “The support by our sponsors to make our business combination happen has been unprecedented and indicates tangibly their belief in the positive fundamentals of the dry bulk sector and their faith in Seanergy’s management to deliver shareholder value for the long term. We are pleased that we were able to take immediate delivery of three of the six vessels we have agreed to acquire and thereby commence our operations. We expect to take delivery of the remaining three vessels within the next two months with the final ship joining the fleet by the end of October 2008. This initial fleet of six dry bulk carriers is the base from which we intend to grow Seanergy into one of the leading publicly listed shipping companies.
Seanergy commences its operations at a time when the dry bulk sector enjoys strong fundamentals with robust demand and attractive freight rates. Our strong cash flow generation due to the attractive charter rates we have secured for our initial fleet enables us to support a dividend payout of 64% of our distributable cash flow, while retaining the rest for growth. Given our moderate leverage, access to bank financing and expected capital inflow from the conversion of warrants, we believe that Seanergy is strategically positioned to take advantage of the positive market environment.”

The Seanergy fleet profile is as follows:

Vessel Name*	Vessel Class	Capacity (dwt)	Year Built	Delivery Date	TCE Rate	Time Charter Expiry
M/V Davakis G.	Supramax	54,000	2008	Aug. 28	60,000	Sept.-09
M/V Delos Ranger	Supramax	54,000	2008	Aug. 28	60,000	Sept.-09
M/V African Oryx	Handysize	24,110	1997	Aug. 28	30,000	Sept.-09
Vessels to be delivered						
M/V Bremen Max	Panamax	73,503	1993	Sept.- 08	65,000	Sept.-09
M/V Hamburg Max	Panamax	73,498	1994	End Sept.-08	65,000	Sept.-09
M/V African Zebra	Handysize	38,632	1985	End Oct.-08	36,000	Sept.-09
Total/Average		**317,743**	**10.5 yrs**		**52,667**	

In connection with the acquisition of the vessels, Loeb and Loeb LLP acted as U.S. counsel for Seanergy, Vgenopoulos & Partners Law Firm acted as Greek shipping counsel for Seanergy and Broad and Cassel acted as counsel to the affiliates of members of the Restis family.

Marfin Egnatia Bank SA of Greece is financing the acquisition of the above vessels by Seanergy.

About Seanergy Maritime Corp.

Seanergy Maritime is a Marshall Islands corporation with its principal offices in Athens, Greece. Seanergy was initially formed for the specific purpose of acquiring a business in the shipping industry. Pursuant to the Master Agreement dated May 20, 2008, Seanergy agreed to purchase, six dry bulk carriers, which include two 2008 built vessels, from companies associated with members of the Restis family. Following the acquisition of its first three dry bulk vessels, its current fleet consists of two Supramax vessels and one Handysize vessel with a total dwt capacity of 132,110. The Company expects to take delivery of two Panamax vessels and one Handysize vessel between September 2008 and October 2008. Upon delivery of these vessels, its fleet will be comprised two Panamax, two Supramax and two Handysize dry bulk carriers with a combined cargo-carrying capacity of 317,743 dwt and an average fleet age of approximately 10.5 years.

Seanergy's common stock, warrants and units trade on the America Stock Exchange under the symbols SRG, SRG.W, and SRG.U, respectively. Risks and uncertainties are described in reports filed by Seanergy Maritime Corp. with the U.S. Securities Exchange Commission, which can be obtained free of charge on the SEC's website at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Corp. c/o Vgenopoulos & Partners Law Firm 15 Filikis Eterias Square Athens, 106 73 Greece Tel: 30 210 7206900 E-mail: mail@vplaw.gr
Financial Information: Alexis Komninos Chief Financial Officer Tel: 30 210 3726200 E-mail: Kalexis@Komninos.gr
Investor Relations / Media: Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: seanergy@capitallink.com

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